May 2, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mailstop 3561

Washington, D.C. 20549

Attn:	Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining

Re:	Nordstrom, Inc.
Form 10-K for Fiscal Year Ended February 3, 2018
Filed March 19, 2018
File No. 001-15059

Dear Mr. Decker:

Thank you for your letter dated April 23, 2018 (“Comment Letter”) regarding the Nordstrom, Inc. (the “Company” or “we”) Form 10-K for the fiscal year ended February 3, 2018 (the “Filing”).

We understand the importance of providing full and transparent disclosures. We appreciate the Staff’s comments and we will use them to continue to enhance the overall disclosure in our filings.

For your convenience, the numbered paragraph set forth below corresponds to the paragraph of your Comment Letter. Your comments are repeated in bold, and our responses in ordinary type follow.

Form 10-K for Fiscal Year Ended February 3, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Total Company Results

Return on Invested Capital (“ROIC”) (Non-GAAP measure), page 26

1.

You include adjustments to arrive at net operating profit that appear to remove your operating lease rent expense under GAAP and replace it with estimated depreciation, as if these leases had met the criteria for capital leases or you had purchased the properties. You also include adjustments to arrive at average invested capital to add an estimated asset base for these operating leases that does not exist on your GAAP balance sheet and remove various lease liabilities. It appears that these adjustments

Corporate Accounting and Reporting, P.O. Box 1770, Seattle, WA 98111-1770

may substitute individually-tailored recognition and measurement methods for those of GAAP. Please remove these adjustments from your non-GAAP measure or tell us how you considered the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations updated on April 4, 2018 and concluded that these adjustments were appropriate.

Response: In evaluating ROIC and the related adjustments, we considered the guidance in Question 100.04 and specifically evaluated Rule 100(b) of Regulation G that states that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, is misleading.

Our calculation of the ROIC metric is based on a commonly accepted approach used and widely understood by investors, analysts, credit agencies, industry peers and other industries. We calculate this metric and present it as it is understood and intended, and we believe that to alter our calculation by calculating the adjustments in an alternative manner would be misleading, make the metric less useful to our investors and would not be comparable as calculated by our peers and other industries.

As part of the ROIC calculation, we adjust our operating leases as if they met the criteria for a capital lease or we had purchased the property. We believe that this provides additional information that reflects the investment in our off-balance sheet operating leases and controls for differences in the mix of stores and facilities that are leased or owned over time. This ultimately provides investors and credit agencies with additional supplemental information to evaluate the efficiency and effectiveness of our capital investments in comparison to our peers and over time. As a result, we need to include the ROIC adjustments for the metric to not be misleading.

To help further clarify the nature of the ROIC adjustments, we anticipate disclosing the following in future filings:

Estimated depreciation on capitalized operating leases and average estimated asset base of capitalized operating leases are not calculated in accordance with, or an alternative for, GAAP and should not be considered in isolation or as a substitution for analysis of our results as reported under GAAP.

In addition, the ROIC adjustments that bring operating leases on-balance sheet is consistent with the principles of ASU No. 2016-02, Leases (“ASC842”), which is effective for us in FY2019. Maintaining the current ROIC calculation will help investors with comparability during the transition from the existing GAAP to ASC842. While we are still evaluating the impacts of ASC842, we anticipate that we will no longer need the adjustment for off-balance sheet leases in FY2019.

2.	Please explain in greater detail why you believe ROIC is a useful financial measure for investors in evaluating the efficiency and effectiveness of your use of capital. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: See our response to Question 1 above and our anticipated disclosure in future filings as follows:

We believe that ROIC is a useful financial measure for investors in evaluating the efficiency and effectiveness of the capital we have invested in our business to generate returns. ROIC adjusts our operating leases as if they met the criteria for a capital lease or we had purchased the property. This provides additional supplemental information that reflects the investment in our off-balance sheet operating leases, controls for differences in capital structure between us and our competitors and provides investors and credit agencies with another way to comparably evaluate the efficiency and effectiveness of our capital investments over time. In addition, we incorporate ROIC into our executive incentive measures and is an important component of shareholders’ return over the long term.

3.	Please retitle the net operating profit and net operating profit after tax line items to more accurately describe what they represent and so that they are not confused with being operating profit measures under GAAP. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: In response to the Staff’s comment letter, we will clarify our disclosures in future filings to ensure they are not confused with being operating profit measures under GAAP. We anticipate that we will retitle “net operating profit” as “Adjusted net operating profit” and “net operating profit after tax” as “Adjusted net operating profit after tax.”

Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.

Sincerely,

Nordstrom, Inc.

/s/ Anne L. Bramman

Anne L. Bramman

Chief Financial Officer

cc:	Brian DeFoe, Lane Powell PC
Derek T. Standifer, Deloitte & Touche LLP
Robert B. Sari, Nordstrom, Inc., General Counsel and Secretary